# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maze Therapeutics, Inc., CIK 0001842295
CUSIP: 578784100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 171 OYSTER POINT BOULEVARD, SUITE 300, SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001704131

## Reporting persons
- Foresite Capital Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,111,917; shared voting power 0; sole dispositive power 2,111,917; shared dispositive power 0; aggregate amount beneficially owned 2,111,917 (4.8% of the class)
  Comment: Note to Row 5: 2,111,917 shares, except that Foresite Capital Management IV, LLC ("FCM IV"), the general partner of Foresite Capital Fund IV, L.P. ("FCF IV"), may be deemed to have sole power to vote these shares, and James Tananbaum ("Tananbaum"), the managing member of FCM IV, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 2,111,917 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 43,776,978 Common Stock outstanding of Maze Therapeutics, Inc. (the "Issuer") as of January 31, 2025, as set forth in the Issuer's prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 31, 2025.
- Foresite Capital Management IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,111,917; shared voting power 0; sole dispositive power 2,111,917; shared dispositive power 0; aggregate amount beneficially owned 2,111,917 (4.8% of the class)
  Comment: Note to Row 5: 2,111,917 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 2,111,917 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 43,776,978 Common Stock outstanding of the Issuer as of January 31, 2025, as set forth in the Issuer's prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 31, 2025.
- Foresite Capital Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 345,191; shared voting power 0; sole dispositive power 345,191; shared dispositive power 0; aggregate amount beneficially owned 345,191 (0.8% of the class)
  Comment: Note to Row 5: 345,191 shares, except that Foresite Capital Management V, LLC ("FCM V"), the general partner of Foresite Capital Fund V, L.P. ("FCF V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 345,191 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 43,776,978 Common Stock outstanding of the Issuer as of January 31, 2025, as set forth in the Issuer's prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 31, 2025.
- Foresite Capital Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 345,191; shared voting power 0; sole dispositive power 345,191; shared dispositive power 0; aggregate amount beneficially owned 345,191 (0.8% of the class)
  Comment: Note to Row 5: 345,191 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 345,191 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 43,776,978 Common Stock outstanding of the Issuer as of January 31, 2025, as set forth in the Issuer's prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 31, 2025.
- James Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,457,108; shared voting power 0; sole dispositive power 2,457,108; shared dispositive power 0; aggregate amount beneficially owned 2,457,108 (5.6% of the class)
  Comment: Note to Row 5: 2,457,108 shares, of which 2,111,917 shares are directly owned by FCF IV and 345,191 shares are directly owned by FCF V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV, FCM V, which is the general partner of FCF V. Tananbaum may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 2,457,108 shares, of which 2,111,917 shares are directly owned by FCF IV and 345,191 shares are directly owned by FCF V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV, FCM V, which is the general partner of FCF V. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 43,776,978 Common Stock outstanding of the Issuer as of January 31, 2025, as set forth in the Issuer's prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 31, 2025.

## Item 1. Issuer
Name of issuer: Maze Therapeutics, Inc.
Address of issuer's principal executive offices: 171 OYSTER POINT BOULEVARD, SUITE 300, SAN FRANCISCO, CA, 94080

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Foresite Capital Fund IV, L.P., a Delaware limited partnership ("FCF IV"), Foresite Capital Management IV, LLC, a Delaware limited liability company ("FCM IV"), Foresite Capital Fund V, L.P., a Delaware limited partnership ("FCF V"), Foresite Capital Management V, LLC, a Delaware limited liability company ("FCM V") and James Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management

900 Larkspur Landing Circle, Suite 150Larkspur, CA 94939
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of FCF IV and FCF V and the limited liability company agreements of FCM IV and FCM V, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 7, 2025

FORESITE CAPITAL FUND IV, L.P.

By: FORESITE CAPITAL MANAGEMENT IV, LLC
Its: General Partner

By: /s/ James Tananbaum
Name: James Tananbaum
Title: Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

By: /s/ James Tananbaum
Name: James Tananbaum
Title: Managing Member

FORESITE CAPITAL FUND V, L.P.

By: FORESITE CAPITAL MANAGEMENT V, LLC
Its: General Partner

By: /s/ James Tananbaum
Name: James Tananbaum
Title: Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By: /s/ James Tananbaum
Name: James Tananbaum
Title: Managing Member

JAMES TANANBAUM

By: /s/ James Tananbaum
Name: James Tananbaum

## Signatures
- Foresite Capital Fund IV, L.P.: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (02/07/2025)
- Foresite Capital Management IV, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (02/07/2025)
- Foresite Capital Fund V, L.P.: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (02/07/2025)
- Foresite Capital Management V, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (02/07/2025)
- James Tananbaum: /s/ James Tananbaum, James Tananbaum (02/07/2025)